SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

____________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

CE FRANKLIN LTD.

(Translation of Registrant's Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  July 3, 2003

CE FRANKLIN LTD.

By: "signed"

Name: Denise Jones

Title:    Controller

NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces its 2003 second quarter results

Calgary, Alberta, July 22, 2003 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the second quarter ended June 30, 2003.

"CE Franklin showed a net income improvement of $600,000 or $0.04 per share (diluted) in its second quarter 2003 results as compared to the previous year," said Michael West, President and Chief Executive Officer.  "The strategies laid out a little over a year ago continue to produce improved results.  We are pleased with our progress to date and remain committed to continued improvement."

Net loss for the second quarter ended June 30, 2003 was $476,000 or $0.03 per share diluted as compared to a loss of $1.1 million or $0.07 per share diluted for the quarter ended June 30, 2002.

Sales decreased $2.3 million or 4% for the quarter ended June 30, 2003 to $55.3 million as compared to the quarter ended June 30, 2002.  Tubulars sales decreased $8.0 million or 48.9% to $8.4 million for the quarter ended June 30, 2003 as compared to the quarter ended June 30, 2002.  The full amount of the Tubulars sales shortfall is attributed to a customer who now purchases mill direct.  General Supplies sales increased $6.7 million or 16.9% to $46.4 million reflecting a 10.3% increase in well completion activity to 3,377 wells completed during the second quarter of 2003 as compared to the second quarter of 2002.  Activity levels always decrease in Western Canada during Q2 due to weather effected breakup.

Loss before income taxes was $595,000 for the quarter ended June 30, 2002 as compared to a loss of $1.6 million for the quarter ended June 30, 2002.  The $2.3 million (4.0%) decline in revenue was offset by a $1.6 million (19.5%) improvement in gross profit due to a 3.4% increase in gross profit margins, offset by a $677,000 increase in SG&A due to increased General Supplies sales.

At the end of June 2003, the Company was awarded with the largest Maintenance Repair and Operating supply (MRO) opportunity currently available in the marketplace.  The annual spend associated with this new customer is estimated to be in excess of $20 million per year.  Sales for this new award will phase in during the third and fourth quarter of 2003.

Conference Call and Webcast Information

A conference call to review the quarterly results, which is open to the public, will be held on Wednesday, July 23, 2003, beginning at 11:00 a.m. EDT.  Participants may join the call by dialing 1-800-814-4857 at the scheduled time.  A recording of the entire call may be accessed by 1:00 p.m. EDT on the same day by calling 1-877-289-8525 and entering the pass code of 21009230# and may be accessed until midnight Wednesday, July 30, 2003.

The call will also be webcast live at:  http://www.newswire.ca/webcast/viewEventCNW.html?eventID=585640 and will be available on the Company's website at http://www.cefranklin.com.

1 of 2

About CE Franklin

CE Franklin is one of the largest distributors of thousands of complex products to the Canadian oil and gas exploration, production and refining industry, as well as an important provider of materials to other resource-based industries including oil sands, refineries, petro-chemicals, pulp and paper and mining.  Our energy industry customers drill for, produce, process, pipeline and refine hydrocarbons.  We provide them with a complete range of tubular products and production equipment, including air and gas compressors and artificial lift technology, plus pipe, valves, fittings and maintenance supplies.  We provide complete customer inventory procurement and management services through our 35 locations across Canada.  We are also leveraging our relationship with Wilson Supply in the U.S. in order to provide our customers with an even wider range of products and services.

CE Franklin's strategy is to increase market share, maximize gross profit margins, rationalize expenses, enhance customer service, improve earnings and create shareholder wealth.  Underpinning the strategy are our eight operating values - integrity; credibility; performance; teamwork; service ethic; trust; responsibility and community.

This news release includes forward looking statements within the meaning of section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include economic conditions, seasonality of drilling activity, commodity prices for oil and gas, currency fluctuations and government regulations, and other risks and uncertainties as described in the Company's 2002 Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission.

For Further Information Contact:

Sam Secreti

Chief Financial Officer

403-531-5603

ssecreti@cefranklin.com

*****

2 of 2

CE Franklin Ltd.
Interim Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands of Canadian dollars, except per share data)	2003	2002	2003	2002

Sales
General supplies	46,446	39,740	95,567	85,654
Tubulars	8,361	16,363	21,038	48,647
Manufacturing	494	1,498	1,675	3,034
	55,301	57,601	118,280	137,335
Cost of sales
General supplies	37,204	32,846	77,505	70,943
Tubulars	7,983	15,489	19,794	46,016
Manufacturing	420	1,153	1,276	2,227
	45,607	49,488	98,575	119,186
Gross profit
General supplies	9,242	6,894	18,062	14,711
Tubulars	378	874	1,244	2,631
Manufacturing	74	345	399	807
	9,694	8,113	19,705	18,149

Other expenses (income)
Selling, general and administrative expenses	9,219	8,542	18,001	18,092
Amortization	1,076	1,063	2,148	2,118
Interest expense	254	222	524	448
Foreign exchange gain	(252)	(151)	(370)	(114)
Other income	(8)	-	(36)	(13)
	10,289	9,676	20,267	20,531

Loss before income taxes	(595)	(1,563)	(562)	(2,382)
Income tax expense (recovery)
Current	230	(381)	372	(647)
Future	(349)	(106)	(396)	(270)
	(119)	(487)	(24)	(917)

Net loss for the period	(476)	(1,076)	(538)	(1,465)

Net loss per share (note 4)
Basic and diluted	(0.03)	(0.07)	(0.03)	(0.09)
Weighted average basic number of
shares outstanding	17,178,696	17,173,888	17,178,696	17,165,946

CE Franklin Ltd.
Interim Consolidated Balance Sheets
(Unaudited)

	June 30,	December 31,
(in thousands of Canadian dollars)	2003	2002

ASSETS
Current assets
Accounts receivable	37,267	36,992
Inventories	41,373	40,679
Income taxes recoverable	607	741
Other	749	600
	79,996	79,012
Property and equipment	10,526	12,757
Goodwill	7,765	7,765
	98,287	99,534
LIABILITIES
Current liabilities
Bank overdraft	328	1,148
Bank operating loan	17,300	21,500
Accounts payable	19,716	16,525
Accrued liabilities	11,653	10,213
Current portion of long-term debt	358	297
	49,355	49,683
Long-term debt	314	299
Future income taxes	1,985	2,381
	51,654	52,363
SHAREHOLDERS' EQUITY
Capital stock	19,268	19,268
Contributed surplus	13,566	13,566
Retained earnings	13,799	14,337
	46,633	47,171
	98,287	99,534

CE Franklin Ltd.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands of Canadian dollars)	2003	2002	2003	2002

Cash flows from operating activities
Net loss	(476)	(1,076)	(538)	(1,465)
Items not affecting cash -
Amortization	1,076	1,063	2,148	2,118
Gain on disposal of property and equipment	(1)	-	(22)	(11)
Future income taxes	(349)	(113)	(396)	(278)
Increase (decrease) in inventory reserves	125	(100)	423	(71)
	375	(226)	1,615	293
Net change in non-cash working capital balances
related to operations -
Accounts receivable	3,848	8,880	(275)	4,054
Income taxes recoverable	(8)	-	134	-
Inventories	(2,477)	569	(979)	5,550
Other current assets	(202)	(1,821)	(149)	(1,795)
Accounts payable	1,995	(6,986)	3,191	(9,409)
Accrued liabilities	1,464	(854)	1,440	(4,088)
	4,995	(438)	4,977	(5,395)
Cash flows from financing activities
Issuance of capital stock	-	82	-	82
Increase (decrease) in bank operating loan	1,200	3,000	(4,200)	4,300
Increase (decrease) in bank overdraft	(5,863)	(2,390)	(820)	1,527
Increase (decrease) in long-term debt	146	(57)	76	(127)
	(4,517)	635	(4,944)	5,782
Cash flows from investing activities
Purchase of property and equipment	(496)	(197)	(604)	(444)
Proceeds on disposal of property and equipment	18	-	33	57
Proceeds on sale of 50% interest in Brittania (note 2)	-	-	538	-
	(478)	(197)	(33)	(387)
Change in cash and cash equivalents during the period	-	-	-	-
Cash and cash equivalents - Beginning of period	-	-	-	-
Cash and cash equivalents - End of period	-	-	-	-
Cash paid during the period for:
Interest on bank operating loan	246	206	504	419
Interest on long-term debt	8	16	20	29
Income taxes	238	358	238	440

CE Franklin Ltd.
Interim Consolidated Statement of Changes in Shareholders' Equity
(Unaudited)
	Capital Stock
	Number of		Contributed	Retained	Shareholders'
(in thousands of Canadian dollars, except share amounts)	Shares	$	surplus	earnings	equity

Balance - December 31, 2001	17,158,091	19,186	13,566	17,205	49,957
Effect of change in accounting policy (note 3)	-	-	-	(375)	(375)
Stock options exercised	20,605	82	-	-	82
Net loss	-	-	-	(2,493)	(2,493)
Balance - December 31, 2002	17,178,696	19,268	13,566	14,337	47,171

Balance - December 31, 2002	17,178,696	19,268	13,566	14,337	47,171
Net loss	-	-	-	(538)	(538)
Balance - June 30, 2003	17,178,696	19,268	13,566	13,799	46,633

CE Franklin Ltd.
Notes to Consolidated Financial Statements (Unaudited)

Note 1 - Accounting policies

These interim consolidated financial statements are prepared following accounting policies consistent with the Company's financial statements for the years ended December 31, 2002 and 2001, except as described in note 2.  These consolidated financial statements are in accordance with generally accepted accounting principles in Canada which, in the case of the Company, conform in all material respects with those in the United States.

The disclosures provided below are incremental to those included in the annual audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended December 31, 2002.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Basis of presentation

On January 31, 2003, the Company transferred the property and equipment and operations of its Brittania Compression operations into a wholly owned subsidiary.  Subsequently, 50% interest in the new subsidiary was sold.  The Company accounts for its remaining 50% investment using the proportionate consolidation method of accounting.

Note 3 - Changes in accounting policy

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants'  standard relating to goodwill and other intangible assets.  The new standard requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, and are tested annually for a permanent impairment.  As a result of adopting the new standard, the Company has determined that  $415,000 of its goodwill ($375,000 after-tax)  is impaired, and in accordance with the new standard, applied the $375,000 impairment against retained earnings as at January 1, 2002.

Note 4 - Share data

At June 30, 2003 the Company had 17,178,696 common shares and 1,303,162 options to acquire common shares outstanding. 455,576 of those options were currently vested and exercisable.

On January 1, 2002 the Company adopted the new CICA Handbook Section on "Stock-Based Compensation and Other Stock-Based Payments", and has continued to account for common share options granted to employees, officers and directors using the intrinsic method.  Accordingly, no compensation cost has been recognized in the interim consolidated statements of operations.  Had compensation cost been determined on the basis of fair values, net loss for the quarter ended June 30, 2003 would have increased by $205,000 or $0.01 per common share.  The Company's net loss for the six months ended June 30, 2003 would have increased by $349,000 or $0.02 per common share.

There were no common share options granted in the second quarter of 2003.  The fair value of common share options granted in the six months ended June 30, 2003 is $83,000.  The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option pricing  model, using the following assumptions:

Dividend yield	nil
Risk-free interest rate	4.83%
Expected life	7 years
Expected volatility	0.700000

Note 5 - Segment information

The Company has two identifiable industry segments. Distribution of equipment and supplies to producers of oil and gas and manufacturing of gas compression equipment for the producers of oil and gas.

(in thousands of dollars)	Distribution	Manufacturing	Total
For the three months ended June 30, 2003
Revenue	54,807	494	55,301
Gross Profit	9,620	74	9,694
Income (loss) before interest and taxes	(162)	(179)	(341)
Assets	95,296	2,991	98,287
Goodwill	7,765	-	7,765
Capital expenditures	491	5	496

For the three months ended June 30, 2002
Revenue	56,103	1,498	57,601
Gross Profit	7,768	345	8,113
Loss before interest and taxes	(1,212)	(129)	(1,341)
Assets	94,247	5,287	99,534
Goodwill	7,765	-	7,765
Capital expenditures	197	-	197

For the six months ended June 30, 2003
Revenue	116,605	1,675	118,280
Gross Profit	19,306	399	19,705
Income (loss) before interest and taxes	194	(232)	(38)
Assets	95,296	2,991	98,287
Goodwill	7,765	-	7,765
Capital expenditures	585	19	604

For the six months ended June 30, 2002
Revenue	134,301	3,034	137,335
Gross Profit	17,342	807	18,149
Loss before interest and taxes	(1,696)	(238)	(1,934)
Assets	94,247	5,287	99,534
Goodwill	7,765	-	7,765
Capital expenditures	444	-	444